

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via Facsimile</u>
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re: Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed April 30, 2012**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your filings and the response filed on April 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Contingencies, page 15

Deepwater Horizon Events, page 16

Penalties and Fines, page 16

1.   We note that you have disclosed that the United States has agreed not to assert any claims for a Clean Water Act ("CWA") penalty against Anadarko E&P Company LP. In order to provide useful information to an investor, please provide additional disclosure explaining the practical effect of this agreement on your exposure to penalties under the CWA.

2.   We note that the U.S. District Court in New Orleans, Louisiana entered a declaratory judgment on February 22, 2012 that you are liable for civil penalties under Section 311 of the CWA as a partial owner of the Macondo well. We also note your disclosure stating that although the declaratory judgment satisfies the requirement that a loss arising from the future assessment of a civil penalty is probable, you cannot estimate the amount of any such penalty. Please provide us with a detailed analysis explaining how you have concluded that a range of possible loss is not estimable. Refer to FASB ASC 450-20-50-4b along with FASB ASC 450-20-55-16 and the Illustrations per FASB ASC 450-20-55-18 and 450-20-55-36.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief